------------------------------------------------------------------------------


                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    ------------


                                   SCHEDULE TO/A
                                   (RULE 14D-100)
                   TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
             OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 1)

                             DETROIT DIESEL CORPORATION
                         (Name of Subject Company (issuer))

                          DIESEL PROJECT DEVELOPMENT, INC.
                            A WHOLLY OWNED SUBSIDIARY OF
                 DAIMLERCHRYSLER NORTH AMERICA HOLDING CORPORATION
                        (Names of Filing Persons (offerors))

                                    ------------


                      COMMON STOCK, PAR VALUE $0.01 PER SHARE
                           (Title of Class of Securities)

                                    ------------


                                     250837101
                       (CUSIP Number of Class of Securities)

                                   THOMAS P. CAPO
                                     PRESIDENT
                 DAIMLERCHRYSLER NORTH AMERICA HOLDING CORPORATION
                                1000 CHRYSLER DRIVE
                         AUBURN HILLS, MICHIGAN 48326-2766
                             TELEPHONE: (248) 512-6130
                       (Name, address and telephone number of
                        person authorized to receive notices
                  and communications on behalf of filing persons)
                                      Copy to:
                              J. Michael Schell, Esq.
                              Margaret L. Wolff, Esq.
                      Skadden, Arps, Slate, Meagher & Flom LLP
                                 Four Times Square
                              New York, NY 10036-6522
                              Telephone: 212-735-3000

                             CALCULATION OF FILING FEE

        Transaction Valuation*                     Amount of Filing Fee
             $432,852,571                              $86,570.52**
-------------------------------------- --- -------------------------------------

* For purposes of calculating amount of filing fee only. This amount assumes (i) the purchase of all outstanding shares of common stock of Detroit Diesel Corporation other than shares beneficially owned by the offerors (18,287,490 shares) and (ii) shares of common stock of Detroit Diesel Corporation subject to options that will be vested and exercisable as of the closing of this offer (532,187 shares). The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

** This amount has previously been paid.

[_]Check the box if any part of the fee is offset as provided by Rule
   0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

   Amount Previously Paid: N/A      Form or Registration No.: N/A
   Filing party: N/A                Date Filed: N/A

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X]third-party tender offer subject to Rule 14d-1.

   [_]issuer tender offer subject to Rule 13e-4.

   [_]going-private transaction subject to Rule 13e-3.

   [_]amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
------------------------------------------------------------------------------

        This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on July 31, 2000, relates to the third-party tender offer by Diesel Project Development, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of DaimlerChrysler North America Holding Corporation, a Delaware corporation, to purchase all of the shares of common stock, par value $0.01 per share, of Detroit Diesel Corporation, a Delaware corporation, at a price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 31, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with all amendments or supplements thereto, collectively constitute the "Offer").

ITEM 12.EXHIBITS.

        Item 12 is hereby amended and supplemented to add the following exhibits.

        (a)(9) Notice to Participants of the Detroit Diesel Corporation Employees' Savings Plan (incorporated by reference to Exhibit (a)(10) to Amendment No. 1 to the Schedule 14D-9 filed by Detroit Diesel Corporation on August 10, 2000).

        (a)(10)Tender Offer Instruction Form for Participants of the Detroit Diesel Corporation Employees' Savings Plan
               (incorporated by reference to Exhibit (a)(11) to Amendment No. 1 to the Schedule 14D-9 filed by Detroit Diesel Corporation on August 10, 2000).

        (a)(11)Notice to Participants of the Detroit Diesel Corporation Hourly Personal Savings Plan (incorporated by reference to Exhibit (a)(12) to Amendment No. 1 to the Schedule 14D-9 filed by Detroit Diesel Corporation on August 10, 2000).

        (a)(12)Tender Offer Instruction Form for Participants of the Detroit Diesel Corporation Hourly Personal Savings Plan (incorporated by reference to Exhibit (a)(13) to Amendment No. 1 to the Schedule 14D-9 filed by Detroit Diesel Corporation on August 10, 2000).

        (a)(13)Notice to Participants of the Detroit Diesel Corporation Nonexempt Employees' Savings Plan (incorporated by reference to Exhibit (a)(14) to Amendment No. 1 to the Schedule 14D-9 filed by Detroit Diesel Corporation on August 10, 2000).

        (a)(14)Tender Offer Instruction Form for Participants of the Detroit Diesel Corporation Nonexempt Employees' Savings Plan (incorporated by reference to Exhibit (a)(15) to Amendment No. 1 to the Schedule 14D-9 filed by Detroit Diesel Corporation on August 10, 2000).

        (a)(15)Notice to Participants of the Detroit Diesel Corporation Remanufacturing Retirement Savings Plan (incorporated by reference to Exhibit (a)(16) to Amendment No. 1 to the
               Schedule 14D-9 filed by Detroit Diesel Corporation on August 10, 2000).

        (a)(16)Tender Offer Instruction Form for Participants of the Detroit Diesel Corporation Remanufacturing Retirement Savings Plan (incorporated by reference to Exhibit (a)(17) to Amendment No. 1 to the Schedule 14D-9 filed by Detroit Diesel Corporation on August 10, 2000).



                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Diesel Project Development, Inc.


                                By:  /s/  Joachim Drees
                                    --------------------------------
                                  Name:  Joachim Drees
                                  Title:    Vice President and Secretary


                                DaimlerChrysler North America Holding
                                Corporation


                                By:  /s/  Thomas P. Capo
                                    --------------------------------
                                  Name:  Thomas P. Capo
                                  Title:    President


Dated: August 10, 2000



                                 EXHIBIT INDEX



Exhibit No.                          Exhibit Name

(a)(9) Notice to Participants of the Detroit Diesel Corporation Employees' Savings Plan (incorporated by reference to Exhibit
             (a)(10) to Amendment No. 1 to the Schedule 14D-9 filed by Detroit Diesel Corporation on August 10, 2000).

(a)(10) Tender Offer Instruction Form for Participants of the Detroit Diesel Corporation Employees' Savings Plan (incorporated by reference to Exhibit (a)(11) to Amendment No. 1 to the
             Schedule 14D-9 filed by Detroit Diesel Corporation on August 10, 2000).

(a)(11) Notice to Participants of the Detroit Diesel Corporation Hourly Personal Savings Plan (incorporated by reference to Exhibit (a)(12) to Amendment No. 1 to the Schedule 14D-9 filed by Detroit Diesel Corporation on August 10, 2000).

(a)(12) Tender Offer Instruction Form for Participants of the Detroit Corporation Hourly Personal Savings Plan (incorporated by reference to Ex Diesela)(13) to Amendment No. 1 to the
             Schedule 14D-9 filed by Detroit Diesel Corporation on August 10, 2000).

(a)(13) Notice to Participants of the Detroit Diesel Corporation Nonexempt Employees' Savings Plan (incorporated by reference to Exhibit (a)(14) to Amendment No. 1 to the Schedule 14D-9 filed by Detroit Diesel Corporation on August 10, 2000).

(a)(14) Tender Offer Instruction Form for Participants of the Detroit Diesel Corporation Nonexempt Employees' Savings Plan
             (incorporated by reference to Exhibit (a)(15) to Amendment No. 1 to the Schedule 14D-9 filed by Detroit Diesel Corporation on August 10, 2000).

(a)(15) Notice to Participants of the Detroit Diesel Corporation Remanufacturing Retirement Savings Plan (incorporated by reference to Exhibit (a)(16) to Amendment No. 1 to the
             Schedule 14D-9 filed by Detroit Diesel Corporation on August 10, 2000).

(a)(16) Tender Offer Instruction Form for Participants of the Detroit Diesel Corporation Remanufacturing Retirement Savings Plan (incorporated by reference to Exhibit (a)(17) to Amendment No. 1 to the Schedule 14D-9 filed by Detroit Diesel Corporation on August 10, 2000).